

Hilltop Securities Inc.

Statement of Financial Condition
For the Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a(3)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilltop Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas	TX	75270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal — 214-859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

2121 N. Pearl Street	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Hill A. Feinberg _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hilltop Securities Inc. _____, as

of December 31 _____, 20 2018 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Chairman

Title

Notary Public

VILMA I GALVAN
Notary Public. State of Texas
Comm. Expires 02-17-2022
Notary ID 10749327

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hilltop Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hilltop Securities Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Dallas, Texas
February 21, 2019

We have served as the Company's or its predecessor auditor since 2013.

PricewaterhouseCoopers LLP, 2121 N Pearl St., Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us

Hilltop Securities Inc.
Statement of Financial Condition
December 31, 2018

(dollars in thousands, except par and redemption values)

Assets

Cash	$	13,989
Assets segregated for regulatory purposes		133,993
Receivable from brokers, dealers and clearing organizations		1,760,315
Receivable from clients, net of allowance of $122		391,947
Securities owned, at fair value		737,549
Securities purchased under agreements to resell		61,611
Goodwill		7,008
Customer intangible, net of accumulated amortization of $10,874		5,926
Fixed assets, at cost, less accumulated depreciation of $18,196		16,980
Net deferred tax asset		9,188
Other assets (including $3,887 due from affiliates)		52,917
Total assets	$	3,191,423

Liabilities and Stockholder's Equity

Short-term borrowings	$	189,000
Payable to brokers, dealers, and clearing organizations (including $457 due to affiliate)		1,295,381
Payable to clients (including $300 clearing deposit due to affiliate)		516,605
Drafts payable		23,722
Securities sold, not yet purchased, at fair value		81,667
Securities sold under agreements to repurchase		533,441
Notes payable due to affiliate		66,902
Subordinated debt due to affiliate		42,000
Accrued expenses and other liabilities (including $14,836 due to affiliates)		108,582
Total liabilities		2,857,300

Stockholder's equity:

Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding		-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		288,349
Retained earnings		45,771
Total stockholder's equity		334,123
Total liabilities and stockholder's equity	$	3,191,423

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

1. Organization

Hilltop Securities Inc. (the "Company"), a Delaware Company and a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holdings"), a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"), is a New York Stock Exchange ("NYSE") member broker/dealer, a registered investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer under the Securities Exchange Act of 1934 ("Exchange Act") and as a registered investment advisor under the Investment Advisors Act of 1940. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

Pursuant to the SEC Rule 11(a) of the Exchange Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on trade date, as if they had settled. Clients' securities and commodities transactions are reported on a settlement date basis, which approximates trade date basis.

Marketable securities are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The Company evaluates fair value measurements by considering observable data that may include prices from independent pricing services, dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and the financial instruments' terms and conditions, among other factors.

Fixed Assets and Depreciation

Fixed assets are comprised of furniture and equipment ($26,824) and leasehold improvements ($8,352) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Goodwill and Customer Intangible

The Parent performs required annual impairment tests of its goodwill as of October 1st for each of its reporting units. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill. The goodwill impairment test requires the Parent to make judgments in determining what assumptions to use in the calculation. The process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of the Parent's peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, the Parent will recognize an impairment charge, pushed down to the reporting

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

unit, for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized will not exceed the total amount of goodwill allocated to that reporting unit.

At October 1, 2018, the Parent determined that the estimated fair value of each of its reporting units, including the Company, exceeded its carrying value. As a result, the Parent concluded that the Company's goodwill was fully realizable, indicating no impairment of the Company's goodwill.

The Company recorded two separate customer relationship intangibles as part of the acquisition of First Southwest Company, LLC ("FSC") by the Parent in November 2012 and the merger of the Company with the Parent in January 2015, which are being amortized over a 12 and 14 year period, respectively, at a rate based on the sum of the years digits.

The Company determined that no impairment for the Company's intangible assets was necessary upon their evaluation on October 1, 2018.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest payable and interest receivable on these amounts are included in the Statement of Financial Condition in other liabilities and other assets, respectively.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Securities borrowed and securities loaned, as well as the interest accrued on such transactions are included in the Statement of Financial Condition in receivables from and payables to brokers, dealers and clearing organizations.

Drafts Payable

In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

Revenue Recognition

On January 1, 2018, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The measurement and timing of revenue recognition was not affected for any of the Company's revenue streams, the implementation of the new guidance had no impact on opening retained earnings as of January 1, 2018.

Cash Flow Reporting

The Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures deposit accounts up to $250. At December 31, 2018, the cash balances included $12,827 that was not federally insured because they exceeded federal insurance limits. This at-risk amount is subject to fluctuation on a daily basis, but management does not believe there is significant risk on these deposits.

Derivative Financial Instruments

Derivative financial instruments arise from the execution of forward purchase commitments of mortgage-backed securities with certain clients that allow those clients to make mortgage loans at agreed-upon rates. The Company hedges the interest rate risk generated by the forward purchase commitments by executing forward sales of to-be-announced mortgage-backed securities (TBA). The amount hedged is influenced by the Company's estimated ratio of the forward purchase commitments that will not be securitized into mortgage-backed securities as part of the program (fallout rate). The Company uses historical experience, changes in interest rates, and other factors to estimate the fallout rate.

Additionally, the Company enters into TBA agreements to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by the clients. In general, the Company will enter into a TBA purchase agreement with the client and then immediately enter into a TBA sale agreement with identical terms and the same settlement date with a separate counter-party. The Company mitigates interest rate risk and earnings volatility by selling TBAs with characteristics similar to the forward purchase commitments of mortgage-backed securities.

The Company also utilizes a portfolio of exchange-traded derivative instruments to achieve a fair value return that economically hedges changes in the fair value of their securities products. These derivative instruments include both Eurodollar and Treasury Futures.

While the forward purchase commitments, TBAs, and U.S. Treasury and Eurodollar futures and options meet the definition of a derivative under the provisions of ASC 815 "*Derivatives and Hedging*," they do not qualify for hedge accounting. These derivative securities are carried at fair value and recorded in other assets and other liabilities in the Statement of Financial Condition with unrealized and realized gains recorded in net gains (losses) on principal transactions in the Statement of Operations.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

Income Taxes

The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, income taxes are computed on the benefits-for-loss method.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments

Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio and the Company's commitments to purchase and sell derivative securities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These assets and liabilities would have significant inputs that could not be validated by readily determinable market data and generally would involve considerable judgment by management. The Company does not have any financial instrument assets or liabilities utilizing Level 3 inputs.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

> ***Securities Owned and Securities Sold, Not Yet Purchased Portfolio (including the Company's derivative securities).***
> Securities classified as Level 1 securities primarily consist of financial instruments whose values are based on quoted market prices in active markets such as corporate equity securities and U.S. government and government agency obligations primarily in U.S. treasury securities.
>
> Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations, municipal obligations, unit investment trusts (UIT) and the Company's commitments to purchase and sell derivative securities.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has performed an evaluation of subsequent events from January 1, 2019 through February 21, 2019, the date of issuance of the financial statements. There have been no subsequent events that would require recognition or disclosure in the financial statements as of December 31, 2018.

3.   Assets Segregated For Regulatory Purposes

At December 31, 2018, the Company held cash of $133,993 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act Rule 15c3-3").

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

4. **Receivable From and Payable to Brokers, Dealers and Clearing Organizations**

At December 31, 2018, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:

Securities borrowed	$	1,365,547
Correspondent broker/dealers		243,179
Clearing organizations		76,849
Securities failed to deliver		16,300
Trades in process of settlement, net		32,993
Other		25,447
	$	1,760,315

Payable:

Securities loaned	$	1,186,073
Securities failed to receive		75,015
Correspondent broker/dealers		29,311
Other		4,982
	$	1,295,381

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate.

The Company clears securities transactions for correspondent broker/dealers. Proprietary settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. At December 31, 2018, the Company held collateral for the receivables from correspondents in the amount of $333,066.

Securities failed to deliver and receive represent the contractual value of securities that have not been delivered or received subsequent to settlement date.

Certain securities lending arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

The following table provides information about these receivables and payables subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2018:

Description	Gross amounts of recognized assets/ liabilities (2)	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition		Net Amount
				Financial instruments (3)	Cash Collateral	
Securities borrowed	$ 1,365,547	$ -	$ 1,365,547	$ (1,307,121)	$ -	$ 58,426
Securities loaned (1)	1,186,073	-	1,186,073	(1,136,034)	-	50,039

[1] Under securities lending agreements, the Company repledged $1,156,687.
[2] Securities borrowed and loaned are not presented net on the Statement of Financial Condition.
[3] Amounts reflect fair value of underlying collateral.

Securities Lending Activities. The Company's securities lending activities includes lending securities for other broker/dealers, lending institutions and its own clearing and retail operations. These activities involve lending securities to other broker/dealers to cover short sales, to complete transactions in which there has been a failure to deliver securities by the required settlement date and as a conduit for financing activities.

When lending securities, the Company receives cash or similar collateral and generally pays interest (based on the amount of cash deposited) to the other party to the transaction. Securities lending transactions are executed pursuant to written agreements with counterparties that generally require securities loaned to be marked-to-market on a daily basis. The Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities loaned on a daily basis, with additional collateral obtained or refunded, as necessary. Collateral adjustments are made on a daily basis through the facilities of various clearinghouses. The Company is a principal in these securities lending transactions and is liable for losses in the event of a failure of any other party to honor its contractual obligation. The Company's management sets credit limits with each counterparty and reviews these limits regularly to monitor the risk level with each counterparty. The Company is subject to credit risk through its securities lending activities if securities prices decline rapidly because the value of the Company's collateral could fall below the amount of the indebtedness it secures. In rapidly appreciating markets, credit risk increases due to short positions. The Company's securities lending business subjects the Company to credit risk if a counterparty fails to perform or if collateral securing its obligations is insufficient. In securities transactions, the Company is subject to credit risk during the period between the execution of a trade and the settlement by the customer.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

The following table presents the remaining contractual maturities of securities lending transactions accounted for as secured borrowings at December 31, 2018:

| | Remaining Contractual Maturity of the Agreements | | | | |
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities lending transactions					
Corporate securities	$ 113	$ -	$ -	$ -	$ 113
Equity securities	1,185,960	-	-	-	1,185,960
Total borrowings	$ 1,186,073	$ -	$ -	$ -	$ 1,186,073

Gross amount of recognized liabilities for securities lending	$ 1,186,073
Amount related to agreements not included in offsetting disclosure	$ -

5. Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Exchange Act Rule 15c3-3, principally officers, directors and related accounts), which aggregated approximately $2,088 and $7, respectively, at December 31, 2018. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At December 31, 2018, the Company has approximately $466,335 of client securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $29,387 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $393,685 at December 31, 2018. During the year ended December 31, 2018, the interest rates paid on these balances ranged from 0.20% to 0.85%. While the Company pays interest on these funds at varying rates, the rate paid at December 31, 2018 was 0.85% with the weighted average interest rate paid during the year ended December 31, 2018 was 0.44%.

The Company maintains an allowance for doubtful accounts of $122 which represents amounts that, in the judgment of management, are necessary to adequately absorb losses from known and inherent risks in receivables from customers. At December 31, 2018, all unsecured customer receivables had been provided for in this allowance.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

6.   **Securities Owned and Securities Sold, not yet Purchased**

At December 31, 2018, securities owned and securities sold, not yet purchased, both of which are carried at fair value, included the following:

ASSETS
Securities owned:

U. S. treasury securities	$	7,945
U. S. government agencies:		
Bonds		1,494
Residential mortgage-backed securities		309,131
Collateralized mortgage obligations		206,813
Corporate debt securities		59,293
States and political subdivisions		126,748
Unit investment trusts:		
Corporate securities		8,720
Municipal securities		11,193
Private-label issuers:		
Mortgage-backed securities		5,430
Asset-backed securities		250
Certificates of deposit		525
Options		4
Equity securities		3
	$	737,549

LIABILITIES
Securities sold, not yet purchased:

U. S. treasury securities	$	15,036
U. S. government agencies:		
Bonds		1,361
Corporate debt securities		47,306
Equity securities		17,964
	$	81,667

At December 31, 2018, none of the above securities were pledged as security deposits at clearing organizations for the Company's clearing business. Additional securities have been pledged to secure short-term borrowings, see **Note 10**.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

7. Derivative Financial Instruments

As described in **Note 2**, the Company participates in various hedging activities and at December 31, 2018, the Company's derivative positions associated with these activities are presented below:

	Notional Amount	Estimated Fair Value
Commitments to purchase TBAs	$ 2,359,630	$ 10,467
Commitments to sell TBAs	2,272,450	(7,726)
U.S. Treasury futures and options	82,200	-
Eurodollar futures	78,000	-

At December 31, 2018, the Company advanced cash collateral totaling $915 on its U.S. Treasury bond futures and options and Eurodollar futures. This amount is included in other assets within the Statement of Financial Condition.

Certain derivative arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these derivative arrangements subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2018:

				Gross amounts not offset in the statement of financial condition		
Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition	Financial instruments	Cash Collateral	Net Amount
Derivative assets	$ 10,469	$ -	$ 10,469	$ (10,469)	$ -	$ -
Derivative liabilities	7,728	-	7,728	(7,728)	-	-

8. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy securities owned, at fair value, securities sold, not yet purchased, at fair value and derivative securities as of December 31, 2018:

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
U. S. treasury securities	$ 7,945	$ -	$ -	$ 7,945
U. S. government agencies:				
Bonds	-	1,494	-	1,494
Residential mortgage-backed securities	-	309,131	-	309,131
Collateralized mortgage obligations	-	206,813	-	206,813
Corporate debt securities	-	59,293	-	59,293
States and political subdivisions	-	126,748	-	126,748
Unit investment trusts:				
Corporate securities	-	8,720	-	8,720
Municipal securities	-	11,193	-	11,193
Private-label issuers:				
Mortgage-backed securities	-	5,430	-	5,430
Asset-backed securities	-	250	-	250
Certificates of deposit	-	525	-	525
Options	-	4	-	4
Equity securities	3	-	-	3
	$ 7,948	$ 729,601	$ -	$ 737,549
Derivative financial instruments				
Commitments to purchase TBAs	$ -	$ 10,469	$ -	$ 10,469

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased, at fair value				
U. S. treasury securities	$ 15,036	$ -	$ -	$ 15,036
U. S. government agencies:				
Bonds	-	1,361	-	1,361
Corporate debt securities	-	47,306	-	47,306
Equity securities	17,964	-	-	17,964
	$ 33,000	$ 48,667	$ -	$ 81,667
Derivative financial instruments				
Commitments to sell TBAs	$ -	$ 7,728	$ -	$ 7,728
Net assets (liabilities)	$ (25,052)	$ 683,675	$ -	$ 658,623

At the end of each respective quarterly reporting period, the Company recognizes transfers of financial instruments between levels. During the year ended December 31, 2018, the Company did not have any transfers of financial instruments between levels.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

9.   **Securities Purchased/Sold Under Agreements to Resell/Purchase**

At December 31, 2018, the Company held reverse repurchase agreements, collateralized by U.S. government and government agency obligations and securities sold under repurchase agreements. These securities are reported on a gross basis in the Statement of Financial Condition.

Securities sold under repurchase agreements, which are secured borrowings, generally mature overnight with some maturing up to 30 days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis.

Certain reverse repurchase and repurchase agreements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these instruments subject to an enforceable master netting arrangement, repurchase agreements or similar agreements with offsetting rights and any related collateral amounts at December 31, 2018:

				Gross amounts not offset in the statement of financial condition		
Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition	Financial instruments (1)	Cash Collateral	Net Amount
Reverse repurchase agreements	$ 61,611	$ -	$ 61,611	$ (61,390)	$ -	$ 221
Repurchase agreements	533,441	-	533,441	(533,441)	-	-

_____
(1)Amounts reflect fair value of underlying collateral.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

The following table presents the remaining contractual maturities of repurchase agreements accounted for as secured borrowings at December 31, 2018:

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements					
U.S. treasury and agency securities	$ 88,582	$ -	$ -	$ -	$ 88,582
Asset backed securities	444,859	-	-	-	444,859
Total borrowings	$ 533,441	$ -	$ -	$ -	$ 533,441

Gross amount of recognized liabilities for repurchase agreements	$	533,441
Amount related to agreements not included in offsetting disclosure	$	-

10. Short-Term Borrowings

Uncommitted lines of credit
The Company has credit arrangements with commercial banks, which include broker loan lines up to $725,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (2.50% at December 31, 2018). At December 31, 2018, the amount outstanding under these secured arrangements was $189,000, which was collateralized by securities held for firm and correspondent broker/dealer accounts valued at $545,604.

Committed lines of credit
At December 31, 2018, the Company had a $50,000 committed revolving credit facility with an unaffiliated bank. The commitment fee is 25 basis points per annum, and when drawn, the interest rate is equal to the federal funds rate plus 100 basis points. The agreement requires the Company to maintain a tangible net worth of at least $170,000. At December 31, 2018, there were no outstanding amounts under the committed revolving credit facility.

The Company pledges customer securities to the Option Clearing Corporation to support open customer positions. At December 31, 2018, the Company had pledged $134,906 to support these open customer positions.

11. Note Payable Due to Affiliate & Subordinated Debt Due to Affiliate

In January 2016, the Company entered into an agreement with First Southwest Holdings LLC for a non collateralized, 10 year, $88,127 promissory note paying interest semi-annually at a rate of 5% per annum and a $42,000 subordinated loan agreement with Securities Holdings paying interest semi-annually at a rate of 4.35% per annum. Both the agreements were entered into as part of the merger of FSC with the Company. In August of 2018, the promissory note held by First Southwest Holdings LLC and the

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

subordinated loan with Securities Holdings were contributed to the Parent, with the remaining balance of $111,652, at the time of the contribution, plus interest to be paid to the Parent. At December 31, 2018, there was $108,902 outstanding under these agreements.

12. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2018 are presented below:

Deferred tax assets:

Compensation and benefits	$	5,309
Realized built-in loss carryforward		2,528
Deferred income		1,692
Deferred rent		1,364
Legal and other reserves		646
Other		618
Total gross deferred tax asset		12,157

Deferred tax liabilities:

Intangible assets		(1,369)
Fixed Assets		(996)
Other		(604)
Total gross deferred tax liability		(2,969)
Net deferred tax asset	$	9,188

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance. The Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2018, the Company had recognized built-in losses ("RBIL") of $2,528 from the 2015 merger with the Parent. At December 31, 2018, the Company had net operating loss ("NOL") carryforwards for state income tax purposes of $712. These net operating loss carryforwards expire in 2030 and later years. The RBILs and NOLs are expected to be fully realized prior to any expiration.

At December 31, 2018, the total amount of gross unrecognized tax benefits was $293, if recognized, and the total amount that would favorably impact the Company's effective tax rate and reduce income tax expense was $231.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

The aggregate changes in gross unrecognized tax benefits, which exclude interest and penalties, are as follows:

Balance at December 31, 2017	$	162
Increases related to tax positions taken during a prior year		125
Increases related to tax positions taken during the current year		6
Balance at December 31, 2018	$	293

With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2015.

The amount of current federal and state taxes receivable from the Parent included in other assets on the Statement of Financial Condition was $1,125 and $556, respectively, at December 31, 2018.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 under the Exchange Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Exchange Act Rule 15c3-3. At December 31, 2018, the Company had net capital of approximately $193,995 which is approximately $183,097 in excess of its minimum net capital requirement of approximately $10,898 at that date. Additionally, the Rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2018, the Company had net capital of approximately $166,750 in excess of 5% of aggregate debit items.

14. Affiliate Transactions

The Company clears all customer transactions for HTIN, an affiliate. The Company also provides all accounting, administrative services, management services and office facilities to HTIN in accordance with an expense sharing agreement in the amount of $50 per year.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

Clients and correspondents of the Company have the option to invest in a savings account called Bank Insured Deposits at the Company's banking affiliate, PlainsCapital Bank ("Bank"). These funds are FDIC insured up to $250.

The Company makes loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees is included in other assets in the Statement of Financial Condition in the amount of $15,373 for which the Company has recorded an allowance, included in other assets in the Statement of Financial Condition, of $2,555 for terminated relationships.

The Company is named as the lessee for two leases which are subleased to the Bank. Additionally, the Company subleases office space and utilizes space in a property owned by the Bank for its business recovery centers.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

The Company has various expense sharing arrangements with the Parent, Securities Holdings and other subsidiaries of the Parent. These expense sharing agreements outline the types of expenses that will be passed through to the Company, including but not limited to compensation expense, use of Parent assets, and administrative services performed by the Parent or subsidiaries of the Parent. On the Statement of Financial Condition, the total receivable includes $2,779 from First Southwest Holdings LLC and its subsidiaries, $951 from the Bank, $119 from Southwest Insurance Agency and $38 from the National Lloyds Corporation, a wholly owned subsidiary of the Parent. The total payable includes $6,703 to Securities Holdings, $1,521 to Southwest Insurance Agency, $3,478 to the Parent, $2,429 to First Southwest Holdings LLC and its subsidiaries, including $457, which is reported in payable to brokers, dealers, and clearing organizations on the Statement of Financial Condition, $1,162 to HTIN and a $300 clearing deposit to HTIN, which is reported in payable to clients on the Statement of Financial Condition.

15.   Commitments and Contingencies

Leases. The Company leases its offices and certain equipment under noncancelable operating lease agreements. The Company recognizes escalating lease payments on a straight line basis over the term of each respective lease with the difference between cash payment and rent expense recorded as deferred rent and included in other liabilities in the Statement of Financial Condition.

At December 31, 2018, the future rental payments for the noncancelable operating leases for each of the following five years and thereafter follows:

2019	$	10,781
2020		9,784
2021		6,326
2022		4,871
2023		4,095
Thereafter		8,963
	$	44,820

Underwriting. Through its participation in underwriting corporate and municipal securities, the Company could expose itself to material risk that securities the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At December 31, 2018, the Company had no liabilities due under outstanding underwriting arrangements.

Litigation. In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws among other matters. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

Guarantees. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

contractual indemnifications and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these

indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

16.   Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk if prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including those of customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. These positions are collateralized by U.S. government and government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2018
(dollars in thousands, except par and redemption values)

prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

17.   Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Exchange Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.